Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

July 11, 2016

VIA EDGAR TRANSMISSION

Mr. Tony Burak
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File Nos.: 333-172080 and 811-22525

Dear Mr. Burak:

The purpose of this letter is to respond to the comments you provided to officers of the Trust on June 28, 2016, regarding the review of the most recent annual report (each a “Report” and collectively, the “Reports”) and other filings for the following series of the Trust (each a “Fund” and collectively, the “Funds”) as of the dates noted below:

Fund Name	Fiscal Year End	N-CSR filing date
Advantus Short Duration Bond Fund	8/31/2015	11/5/2015
TorrayResolute Small/Mid Cap Growth Fund	12/31/2015	3/8/2016

In connection with this response to comments made by the staff of the U.S. Securities and Exchange Commission (“SEC”), the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff about Trust filings, the staff has not passed on the accuracy or adequacy of the disclosure made therein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made therein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Reports.

Advantus Short Duration Bond Fund

1.
The expense example on page 8 of the Report discloses that the Investor Class commenced operations on May 1, 2015 and uses certain information for the period from May 1, 2015 through August 31, 2015.  Going forward, please extrapolate the hypothetical expense amounts to cover the full 6 month period if a Fund or share class launches within the 6 month period covered by the Report.

The Trust responds by confirming that going forward, if a new fund or share class is launched during the six-month period covered by the Report, extrapolated financial information will be provided.

TorrayResolute Small/Mid Cap Growth Fund

2.	Please reflect the correct time period for the availability of proxy voting information for the Fund on page 26 of the Report.

The Trust responds supplementally by stating that future Reports will correctly reflect that “Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12 month period ended June 30 is available (1) without charge, upon request, by calling 1-844-406-4960, or (2) on the SEC’s website at www.sec.gov.”

3.	With respect to the TorrayResolute Small/Mid Cap Growth Fund’s Prospectus, please add the word “excluding” to the parenthetical found in footnote 2 to the Fund’s fees and expenses table.

The Trust responds supplementally by confirming that this parenthetical in future footnotes to the Fund’s fees and expenses table will include the word “excluding”.

4.	With respect to the TorrayResolute Small/Mid Cap Growth Fund’s website, please post the Fund’s most recent Semi-Annual Report to the website for public access.

The Trust responds by stating that the Fund’s most recent Semi-Annual Report has been posted to its website with other Fund documents.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6609.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary

cc:	Thomas Sheehan, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.